Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 1, 2010

Invesco PowerShares

PowerShares Xchange Traded Notes™

DYY PowerShares DB **Commodity Double Long** ETN
DPU PowerShares DB **Commodity Long** ETN
DDP PowerShares DB **Commodity Short** ETN
DEE PowerShares DB **Commodity Double Short** ETN

ETN & index data as of September 30, 2010

Description

The PowerShares DB Commodity Double Long Exchange Traded Note (Symbol: DYY), PowerShares DB Commodity Long Exchange Traded Note (Symbol: DPU), PowerShares DB Commodity Short Exchange Traded Note (Symbol: DDP) and PowerShares DB Commodity Double Short Exchange Traded Note (Symbol: DEE) (collectively, the "PowerShares DB Commodity ETNs") are the first U.S. exchange-traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of a broad-based commodity index.

All of the PowerShares DB Commodity ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index™. The Long and Double Long ETNs are based on the Optimum Yield™ version of the Index. The Short and Double Short ETNs are based on the standard version of the Index. Each index is intended to track the long or short performance of the underlying futures contracts relating to six commodities: wheat, corn, light sweet crude oil, heating oil, gold and aluminum.

PowerShares DB Commodity ETN & Index Data	
Ticker symbols	
Commodity Double Long	DYY
Commodity Long	DPU
Commodity Short	DDP
Commodity Double Short	DEE
Intraday indicative value symbols	
Commodity Double Long	DYYIV
Commodity Long	DPUIV
Commodity Short	DDPIV
Commodity Double Short	DEEIV
CUSIP symbols	
Commodity Double Long	25154H475
Commodity Long	25154H459
Commodity Short	25154H467
Commodity Double Short	25154H483
Details	
ETN price at initial listing	$25.00
Inception date	4/28/08
Maturity date	4/1/38
Yearly investor fee	0.75%
Leveraged reset frequency	Monthly
Listing exchange	NYSE Arca
Standard DB Commodity Index symbol	DBLCMACL
OY™ DB Commodity Index symbol	DBLCOYER
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations	

ETN History[1] (Growth of $10,000 since April 30, 2008)


DYY (Double Long)
DPU (Long)
DDP (Short)
DEE (Double Short)
$40k
$30k
$20k
$10k
$0
'08
'09
'10
$19,045
$15,130
$6,165
$2,991

ETN Performance & Index History (%)[1]	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Performance					
Commodity Double Long	18.92	–	–	–	-35.90
Commodity Long	11.23	–	–	–	-15.94
Commodity Short	-15.23	–	–	–	15.83
Commodity Double Short	-30.87	–	–	–	24.53
Index History					
Deutsche Bank Liquid Commodity Index – Optimum Yield	11.94	-8.51	–	–	-16.49
Deutsche Bank Liquid Commodity Index	12.08	-25.54	-12.84	–	-21.97
Comparative Indexes[2]					
S&P 500	10.16	-7.16	0.64	–	-5.64
Barclays Capital U.S. Aggregate	8.16	7.42	6.20	–	7.21

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN performance figures are based on repurchase value. Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Index history is for illustrative purposes only and does not represent actual PowerShares DB Commodity ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index (DBLCI) is Jan. 12, 2004. The inception date of the Index's Optimum Yield version is May 24, 2006. ETN Performance is based on a combination of the monthly returns from the relevant commodity index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Commodity ETNs, less the investor fee. The Long and Double Long ETNs are based on the Deutsche Bank Liquid Commodity Index – Optimum Yield™, and the Short and Double Short Commodity ETNs are based on the standard version of the Deutsche Bank Liquid Commodity Index (the "Commodity Indexes"). The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.**

powersharesetns.com | dbfunds.db.com/notes 800 983 0903 | 877 369 4617

DYY	PowerShares DB **Commodity Double Long** ETN
DPU	PowerShares DB **Commodity Long** ETN
DDP	PowerShares DB **Commodity Short** ETN
DEE	PowerShares DB **Commodity Double Short** ETN

ETN data as of September 30, 2010

Volatility (%)[1,2]	Double Long	Long	Short	Double Short
1 Year	42.93	21.47	21.69	43.37
2 Year	56.21	28.10	29.45	58.89

2-Year Historical Correlation[1,2]	Double Long	Long	Short	Double Short
S&P 500	0.778	0.778	-0.770	-0.770
Barclays Capital U.S. Aggregate	0.170	0.169	-0.105	-0.104

Annual Performance (%)[1]	Double Long	Long	Short	Double Short
2009	28.65	15.29	-13.54	-28.66
2010 YTD	-3.15	0.12	-5.43	-13.52

What are the PowerShares DB Commodity ETNs?

The PowerShares DB Commodity ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are each linked to a total return version of a Deutsche Bank commodity index. The Long and Double Long ETNs are linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain commodity futures contracts on crude oil, heating oil, corn, wheat, gold and aluminum.

Investors can buy and sell the PowerShares DB Commodity ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Commodity ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Commodity ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[3]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

[3] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax adviser.

Long, Short, and **Leveraged** exposure to commodities has never been easier.℠

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Considerations:

The PowerShares DB Commodity ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage risk and the consequences of seeking monthly leveraged investment results, and who intend to actively monitor and manage their investments. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Commodity ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Commodity ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Commodity ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Commodity ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Commodity ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Commodity ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Commodity ETNs is zero, your investment will expire worthless.

The PowerShares DB Commodity ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Commodity ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Commodity ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Commodity ETNs are concentrated in commodity futures contracts. The market value of the PowerShares DB Commodity ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The PowerShares DB Commodity Double Long ETN and PowerShares DB Commodity Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. or Invesco PowerShares Capital Management LLC are affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Commodity ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

© 2010 Invesco PowerShares Capital Management LLC   P-DBCOMM-ETN-PC-1 11/10   powersharesetns.com | dbfunds.db.com/notes   800 983 0903 | 877 369 4617